Results of Special Meeting of Shareholders

The Funds held a special meeting of shareholders on October 24, 2012, relating to the election of trustees.  The shareholders elected Joan L. Enticknap and Melodie B. Zakaluk as Trustees of the Trust.  A total of 64,562,447 shares were represented at the meeting, either in person or by proxy, constituting 50.0% of the shares eligible to vote.  The voting results were as follows:

                                                                For                          Abstain                   Against

Joan L. Enticknap                          61,187,506                   3,374,941                     n/a

Melodie B. Zakaluk                       61,004,067                  3,558,380                      n/a